Hello again.
Let’s get to know each other.

This periodic newsletter for Colorado and Arizona employees of BOK Financial and CoBiz will focus on introducing you to us and us to you. In this first issue, read a letter from Steve Bradshaw and an explanation of the acquisition process.

I had the pleasure to meet many of you during my recent visit. We are now very focused on getting transition plans together so that when we have acquisition approval from the regulators later this year, we’ll be ready.

As I mentioned in our meetings, we’ve long believed that a combination of CoBiz and BOK Financial would create a formidable bank in Colorado and Arizona.  Your culture, your clients, your team, and your commitment to the community are closely aligned with core values we hold close at BOK Financial. Together, we’ll be exceedingly tough to compete against.

It's an exciting vision and one that I hope all of you share as well. Together, we will have all the business capabilities that our clients need, a drive to give back in time and donations in support our communities, and most importantly, we'll have a stronger, more collaborative culture than any other bank. Together, we will achieve more.

This journey won’t happen overnight, though, and it won’t always be easy. Mergers never are.

But my commitment to you is that we’ll do everything we can to communicate often and openly, and we’ll always treat you with the upmost respect. As decisions are made, we will be swift to let you know how or if you will be impacted.

Moving forward, expect to hear from us regularly. We’ll be sending a newsletter with updates on what’s happening with the integration, what you need to know or do, and some fun stuff too, so you can get to know us and vice versa.

Please stay tuned for more information as we go through the next several months and beyond. We are excited about our future with CoBiz and think we have a lot of great things to offer each other, our clients, and our communities.

Steve Bradshaw
President and CEO | BOK Financial

June 2018 Newsletter

Acquisition process explanation

Have questions about the acquisition process? Here’s an overview of where we are now and where we’re going.

Pre-approval | Current status
The BOK Financial acquisition of CoBiz requires regulatory approval from the Office of the Comptroller (OCC) and the Federal Reserve (Fed). The transaction will be able to legally close shortly after the deal receives the green light from the regulators. However, things won’t change overnight. The integration of the two companies, including the system conversion, may take place sixty to ninety days after closing.

While we await regulatory approval, a lot of people are working behind the scenes to prepare for the conversion. Teams of people from BOK Financial and CoBiz are working together to line up products, employee roles, and systems with one another. During this phase, it’s essentially business as usual because both CoBiz and BOK Financial must continue to operate independently to meet government requirements.

Approval
Regulators from the OCC and the Fed weigh a number of factors in their decision to approve bank acquisitions. While they consider our application, it’s standard for government agencies to allow public comment as a normal part of their approval process. Once we get approval, we will be able to outline the rest of the timeline, including when the deal will close and when we will officially merge the two banks.

Close
The next step after regulatory approval is the legal closing, which includes the transfer of ownership of CoBiz to BOK Financial. Once closing occurs, CoBiz employees officially become BOK Financial employees and CoBiz stockholders become BOK Financial stockholders. Closing will also mean we can work together more closely as we move toward conversion.

Post-close and Pre-conversion
During this phase, we’ll shift the focus to internal training and testing technology. Employees new to BOK Financial’s systems and processes will receive training to ensure we’re all ready for the conversion. We’ll also be working to blend our cultures and client-service model.

Clients of both CoBiz and BOK Financial will receive communication during this period to help them understand impacts to them, if any. We’ll explain the enhanced products and services they will enjoy as clients of the new, combined bank.

Conversion
This is when we convert our systems, signage, merchandise, and branding. Conversion is expected to take place over a three-day weekend, if possible, depending on regulatory approval and the timeline to get all of us, our clients and our systems ready for the switch. During the conversion weekend, CoBiz systems will convert to BOK Financial systems and products.

June 2018 Newsletter

Post-Conversion
Following conversion weekend, we’ll be an integrated bank ready to work seamlessly to build our business and let the world know that we are on the move and poised to help them with their banking needs – no matter how great or small.

Important Additional Information and Where to Find It

In connection with the proposed merger, BOK Financial will file with the SEC a Registration Statement on Form S-4 that will include the Proxy Statement of CoBiz Financial Inc. and a Prospectus of BOK Financial. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about CoBiz Financial Inc. and BOK Financial, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to CoBiz Financial Inc. Investor Relations at CoBiz Financial Investor Relations, 1401 Lawrence Street, Suite 1200, Denver, CO, by calling 303.312.3412, or by sending an e-mail to info@cobizfinancial.com or to BOK Financial Investor Relations at Bank of Oklahoma Tower, PO Box 2300, Tulsa, OK, 74192, by calling 918.595.3030 or by sending an e-mail to investorrelations@bokf.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of CoBiz Financial Inc. in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus when it is filed with the SEC.

CoBiz Financial Inc. and BOK Financial Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CoBiz Financial Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding CoBiz Financial Inc.’s directors and executive officers is contained in CoBiz Financial Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 9, 2018, which are filed with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, CoBiz Financial Inc.’s and BOK Financial Corporation’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in CoBiz Financial Inc.’s and BOK Financial Corporation’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by CoBiz Financial Inc.’s shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating CoBiz Financial Inc.’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BOK Financial Corporation’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

June 2018 Newsletter